United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

April 2012

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

(Check One) Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

(Check One) Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

(Check One) Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

(Check One) Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-      .

INCORPORATION BY REFERENCE

This report is incorporated by reference in our registration statement on Form F-3 filed with the U.S. Securities and Exchange Commission on November 3, 2009 (File Nos. 333-162822 and 333-162822-01), and shall be deemed to be a part thereof from the date on which this report is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VALE S.A.

	By:	/s/ Luciana Ribeiro da Costa Werner
		Name:	Luciana Ribeiro da Costa Werner
		Title:	Attorney-in-Fact

	By:	/s/ Bruna Gonçalves Botelho
		Name:	Bruna Gonçalves Botelho
		Title:	Attoney-in-Fact

Date: April 4, 2012

EXHIBIT INDEX

Exhibit Number

4.1	Amendment to the Twelfth Supplemental Indenture, dated April 4, 2012
5.1	Opinion of Vale S.A., dated April 4, 2012
5.2	Opinion of Walkers, dated April 4, 2012
5.3	Opinion of Cleary Gottlieb Steen & Hamilton LLP, dated April 4, 2012